As filed with the Securities and Exchange Commission on
                                December 18, 2001
                           Registration No. 333-61498

    -------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                   ON FORM S-3

                             ----------------------

                               UNITY BANCORP, INC.
              ----------------------------------------------------
             (Exact name of Registrant as Specified in Its Charter)

                                    DELAWARE
         -------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   22-3282551
                      -------------------------------------
                     (I.R.S. Employer Identification Number)

                                64 OLD HIGHWAY 22
                            CLINTON, NEW JERSEY 08809
          -------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of agent for service)

                    JAMES A. HUGHES, CHIEF FINANCIAL OFFICER
                               UNITY BANCORP, INC.
                                64 OLD HIGHWAY 22
                            CLINTON, NEW JERSEY 07416
             ------------------------------------------------------
            (Name, address, including zip code and telephone number,
                   including area codes, of agent for service)

                                 WITH A COPY TO
                            ROBERT A. SCHWARTZ, ESQ.
                         WINDELS MARX LANE & MITTENDORF
                             120 ALBANY STREET PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08901

      Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] ____________________

PROSPECTUS

                               UNITY BANCORP, INC.

                     UP TO 1,150,000 SHARES OF COMMON STOCK
                         EXERCISE PRICE $5.50 PER SHARE
               UPON THE EXERCISE OF COMMON STOCK PURCHASE WARRANTS

      We are a Delaware corporation and bank holding company. Our subsidiary is Unity Bank, a New Jersey chartered commercial bank headquartered in Clinton, New Jersey. Our common stock is traded on the Nasdaq National Market under the symbol "UNTY".

      We are offering an aggregate of up to 1,150,000 shares of our common stock to be issued upon the exercise of common stock purchase warrants. The warrants, which expire at 5:00 p.m. on October 16, 2002, permit the holder of each warrant to purchase one share of our common stock at an exercise price of $5.50. We will receive all of the proceeds from the exercise of the common stock purchase warrants. We will pay the expenses for registering the common stock with the Securities and Exchange Commission.

     Our principal executive offices are located at 64 Old Highway 22, Clinton, New Jersey 08809, and our telephone number is (908) 730-7630.

     INVESTMENT IN THE COMMON STOCK TO BE ISSUED IN THIS OFFERING INVOLVES RISKS. SEE THE RISK FACTORS SECTION BEGINNING ON PAGE 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                DECEMBER 18, 2001

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Table of Contents ..........................................................   2

Risk  Factors ..............................................................   3

Use of Proceeds ............................................................   6

Legal Matters ..............................................................   6

Experts ....................................................................   6

Where You Can Find More Information ........................................   7

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to other information contained or incorporated by reference in this prospectus before deciding to purchase our common stock.

     Certain statements in this prospectus are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "believes," "expects," is or are "expected" and "anticipated." These forward-looking statements are based on our current expectations. The risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

WE ARE CURRENTLY OPERATING UNDER AGREEMENTS WITH OUR PRIMARY REGULATORS.

     Due to the significant losses which we incurred in 1999 and 2000, among other reasons, on July 18, 2000 we entered into stipulations and agreements with our federal and state regulators. Under these agreements, we are required to take a number of affirmative steps, including hiring an outside consulting firm to review our management structures, adopting strategic and capital plans which will increase the bank's leverage capital ratio to 6% or greater, reviewing and modifying, where appropriate, or adopting, as appropriate, policies and procedures governing various aspects of our business, adopting programs with regard to the resolution of certain criticized assets, and providing on-going reports to the various regulatory agencies regarding our progress in meeting the requirements of these agreements. If we fail to comply with the terms of these agreements, the regulatory authorities may take a variety of actions against us, including requiring the bank to cease activities the regulators believe to be in violation with the agreement, requiring us to raise new capital, requiring us to sell the bank or, ultimately, terminating our Federal deposit insurance.

WE HAVE RECENTLY INCURRED SIGNIFICANT LOSSES.

      We incurred net losses from operations in the years ended December 31, 2000 and December 31, 1999. Although we had operating income of approximately $1.1 million for the nine months ended September 30, 2001, we recognized a net loss to common shareholders of approximately $1 million due to accounting for our exchange offer of preferred stock. There can be no assurance that, in the future, we will be able to continue to show operating income, grow our core deposits, restructure our funding mix, originate higher yielding assets and restore the company to profitability.

OUR NON-PERFORMING ASSETS AND LOANS PAST DUE 90 DAYS HAVE SIGNIFICANTLY
 INCREASED.

     Our total non-performing assets and accruing loans 90 or more days past due have significantly increased. Through September 30, 2001, this amount has increased $791 thousand, or 18.3% from December 31, 2000, and $1.9 million, or 59%, from December 31, 1999. If our non-performing assets and accruing loans past due 90 days continue to increase, we will be required to take significant additional provisions for loan losses and our net income will be adversely affected. The level of these assets is affected by many factors, including some which are not within our control. These factors include general economic and business conditions, economic and business conditions within the New Jersey economy serviced by most of our borrowers, levels of employment and other economic conditions.

CURTAILMENT OF THE SMALL BUSINESS  ADMINISTRATION  LOAN PROGRAM COULD NEGATIVELY
 AFFECT THE COMPANY.

     The bank has generally sold the guaranteed portion and has occasionally sold part of the unguaranteed portion of SBA loans in the secondary market. There can be no assurance that the bank will be able to continue originating these loans, or that a secondary market will exist for, or that the bank will continue to realize premiums upon the sale of, the guaranteed and unguaranteed portions of the SBA loans. Generally, up to 75% of the principal amount of each qualifying SBA loan made by the bank is guaranteed by the federal government. There can be no assurance that the federal government will maintain the SBA program, or if it does, that such guaranteed portion will remain at its current funding level. Furthermore, there can be no assurance that the bank will retain its preferred lender status, which, subject to certain limitations, allows the bank to approve and fund SBA loans without the necessity of having the loan approved in advance by the SBA, or that if it does, that the federal government will not reduce the amount of such loans which can be made by the bank. In addition, the bank relies on the expertise of a few key officers in its SBA lending. The retention of such officers is important to the success of the SBA lending and the amount of income the bank derives from SBA lending. The bank believes that its SBA loan portfolio does not involve more than a normal risk of collectability. However, since the bank has sold the guaranteed portion of substantially all of its SBA loan portfolio, the bank incurs a credit risk on the non-guaranteed portion of the SBA loans. In the event of default on a SBA loan, the bank's pursuit of remedies against a borrower is subject to SBA approval, and where the SBA establishes that its loss is attributable to deficiencies in the manner in which the loan application has been prepared and submitted, the SBA may decline to honor its guarantee with respect to the bank's SBA loans or it may seek the recovery of damages from the bank. The SBA has never declined to honor its guarantees with respect to the bank's SBA loans, although no assurance can be given that the SBA would not attempt to do so in the future.

WE MAY BE SUBJECT TO HIGHER OPERATING COSTS AS A RESULT OF GOVERNMENT
 REGULATION.

      We are subject to extensive federal and state legislation, regulation and supervision which is intended primarily to protect depositors and the Federal Deposit Insurance Corporation's Bank Insurance Fund, rather than investors. Legislative and regulatory changes may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for non-bank competitors.

WE CANNOT PREDICT HOW CHANGES IN TECHNOLOGY WILL IMPACT OUR BUSINESS.

      The financial services market, including banking services, is increasingly affected by advances in technology, including developments in:

o   telecommunications;
o   data processing;
o   automation;
o   Internet-based banking;
o   telebanking; and
o   debit cards and so-called "smart cards."

      Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future.

CHANGES IN LOCAL ECONOMIC CONDITIONS COULD ADVERSELY AFFECT OUR LOAN PORTFOLIO.

     Our success depends to a great extent upon the general economic conditions of the local markets that we serve. Unlike larger banks that are more geographically diversified, we provide banking and financial services primarily to customers in the four counties in central New Jersey markets in which we have branches, so any decline in the economy of New Jersey could have an adverse impact on us.

     Our loans, the ability of borrowers to repay these loans and the value of collateral securing these loans, are impacted by economic conditions. In addition, a large portion of our income is generated from gains on the sale of SBA loans and the related servicing. Our financial results, the credit quality of our existing loan portfolio, and the ability to generate new loans with acceptable yield and credit characteristics may be adversely affected by changes in prevailing economic conditions, including declines in real estate values, changes in interest rates, adverse employment conditions and the monetary and fiscal policies of the federal government. Although economic conditions in our primary market area are strong and have aided our recent growth, we cannot assure you that these conditions will continue to prevail. We cannot assure you that positive trends or developments discussed in this prospectus will continue or that negative trends or developments will not have a significant adverse effect on us.

OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER ACTUAL LOSSES.

     Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and nonperformance. Our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses could materially and adversely affect results of our operations. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically, by an independent loan review function and by the audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and these losses may exceed current estimates. State and federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses and have in the past required an increase in our allowance for loan losses. Although we believe that our allowance for loan losses is adequate to cover probable and reasonably estimated losses, we cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could adversely affect our earnings.

WE ARE IN COMPETITION WITH MANY OTHER BANKS, INCLUDING LARGER COMMERCIAL BANKS
 WHICH HAVE GREATER RESOURCES THAN US.

      The banking industry within the State of New Jersey is highly competitive. The bank's principal market area is served by branch offices of large commercial banks and thrift institutions. In addition, in 1999 the Gramm-Leach-Bliley Financial Modernization Act of 1999 was passed into law. The Modernization Act permits other financial entities, such as insurance companies and securities firms, to acquire or form financial institutions, thereby further increasing competition. A number of our competitors have substantially greater resources than we do to expend upon advertising and marketing, and their substantially greater capitalization enables them to make much larger loans. Our success depends a great deal upon our judgment that large and mid-size financial institutions do not adequately serve small businesses in our principal market area and our ability to compete favorably for such customers. In addition to competition from larger institutions, we also face competition for individuals and small businesses from recently formed banks seeking to compete as "home town" institutions. Most of these new institutions have focused their marketing efforts on the smaller end of the small business market we serve.

THERE IS A RISK THAT WE MAY NOT BE REPAID IN A TIMELY MANNER, OR AT ALL, FOR
 LOANS WE MAKE.

     The risk of nonpayment (or deferred or delayed payment) of loans is inherent in commercial banking. Such non-payment, or delayed or deferred payment of loans to the bank, if they occur, may have a material adverse effect on our earnings and overall financial condition. Additionally, in compliance with applicable banking laws and regulations, the bank maintains an allowance for loan losses created through charges against earnings. As of September 30, 2001, the bank's allowance for loan losses was $2.9 million. The bank's marketing focus on small to medium-size businesses may result in the assumption by the bank of certain lending risks that are different from or greater than those which would apply to loans made to larger companies. We seek to minimize our credit risk exposure through credit controls which include evaluation of potential borrowers, available collateral, liquidity and cash flow. However, there can be no assurance that such procedures will actually reduce loan losses.

THE LAWS THAT REGULATE OUR OPERATIONS ARE DESIGNED FOR THE PROTECTION OF
 DEPOSITORS AND THE PUBLIC, BUT NOT OUR STOCKHOLDERS.

     The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the deposit insurance funds and not for the purpose of protecting stockholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change. We can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely our business.

                                 USE OF PROCEEDS

     The total proceeds from the exercise of the warrants may range from zero to $6,325,000, depending upon the number of warrants exercised or if we allow warrant holders to deliver outstanding shares of our stock in lieu of cash. We intend to use the proceeds for general corporate purposes.

                                  LEGAL MATTERS

     Certain legal matters relating to the issuance of the common stock will be passed upon for Unity Bancorp, Inc. by Windels Marx Lane & Mittendorf, LLP, New Brunswick, New Jersey.

                                     EXPERTS

     The consolidated financial statements of Unity Bancorp, Inc. as of December 31, 2000 and 1999, and for the years then ended, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, Independent Certified Public Accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

   We have incorporated by reference into this prospectus the following documents we filed with the Commission under the Securities Exchange Act of 1934:

     (a) the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000;

     (b) the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     (c) the Company's Current Reports on Form 8-K dated January 4, 2001 and, March 1, 2001;

     (d) the Company's definitive proxy statement on Schedule 14A for the 2001 Annual Meeting as filed with the Securities and Exchange Commission;

     (e) the Company's tender offer statement on Schedule TO, as filed with the Securities and Exchange Commission on May 24, 2001, and amendments; and

     (d) the description of the Company's Common Stock, no par value per share, contained in the Company's Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on November 7, 1996, to register the Common Stock under Section 12(g) of the Exchange Act.

      In addition, any documents which we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering are also incorporated by reference into this prospectus. You may read and copy any document we file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

      You may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference into this prospectus, except for the exhibits, unless the exhibits are also specifically incorporated by reference into this prospectus. Your request should be sent to James Hughes, Chief Financial Officer, Unity Bancorp, Inc., 64 Old Highway 22, Clinton, New Jersey 08809.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Not applicable.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Ninth of the Company's Certificate of Incorporation requires the Company to indemnify its officers, directors, employees and agents and former officers, directors, employees and agents, and any other persons serving at the request of the Company as an officer, director, employee or agent of another corporation, association, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) incurred in connection with any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer, director, employee, agent or other person is a party, or is threatened to be made a party, to the full extent permitted by the Delaware General Corporation Law.

     The Company's Certificate of Incorporation also provides that the Company may purchase and maintain insurance on behalf of any person or persons enumerated in Article Ninth thereof against any liability asserted against or incurred by such person or persons arising out of their status as corporate directors, officers, employees, or agents whether or not the Company would have the power to indemnify them against such liability under the provisions of this article.

     With respect to possible indemnification of officers, directors, employees and agents of the Company for liabilities arising under the Securities Act, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS.

     The following exhibits are filed with this Registration Statement.

            Exhibit
            Number      Description of Exhibit
           ----------   ----------------------
            5           Opinion of Windels Marx Lane & Mittendorf, LLP *

            23(a)       Consent of KPMG LLP

            23(b) Consent of Windels Marx Lane & Mittendorf, LLP (included in the Opinion filed as Exhibit 5 hereto) *

            24          Power of Attorney *

---------
* previously filed

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 maybe permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer of controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Clinton, State of New Jersey on December 17, 2001.

                                  UNITY BANCORP, INC.


                                   By: /s/ DAVID DALLAS
                                      ------------------------------
                                      DAVID DALLAS
                                      Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, the company has duly caused this Registration Statement to be signed by the following persons in the capacities and on the dates indicated.

Date: December 17, 2001           /s/ ANTHONY J. FERARO
                                  --------------------------------------
                                  Anthony J. Feraro
                                  President & Chief Executive Officer


Date: December 17, 2001           /s/ ALLEN TUCKER
                                  --------------------------------------
                                  Allen Tucker
                                  Director


Date: December 17, 2001           /s/ DAVID D. DALLAS
                                  -------------------------------------
                                  David D. Dallas
                                  Chairman of the Board


Date: December 17, 2001           /s/ PETER P. DeTOMMASO
                                  ------------------------------------
                                  Peter P. DeTommaso
                                  Director


Date: December 17, 2001           /s/ CHARLES S. LORING
                                  -------------------------------------
                                  Charles S. Loring
                                  Director


Date: December 17, 2001           /s/ JAMES A. HUGHES
                                 -------------------------------------
                                 James A. Hughes
                                 Chief Financial Officer

                                 EXHIBIT INDEX

      Exhibit
      Number     Description of Exhibit
      --------   -----------------------
      5          Opinion of Windels Marx Lane & Mittendorf, LLP *

      23(a)      Consent of KPMG LLP

      23(b) Consent of Windels Marx Lane & Mittendorf, LLP (included in the Opinion filed as Exhibit 5 hereto) *

      24         Power of Attorney *

------------
* previously filed